UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

CHINA INTELLIGENT LIGHTING AND ELECTRONICS, INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

16890G 103
(CUSIP Number)

Richard Rappaport
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
       (310) 843-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16890G 103

1	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Richard Rappaport
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.
	7	Sole Voting Power

		1,398,229(1)
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		1,398,229(1)
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,398,229(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

10.2%(2)
14	Type of Reporting Person (See Instructions)

IN

(1)  Consists of (i) 407,443 shares of Common Stock owned by Mr. Rappaport; (ii) 54,375 shares of Common Stock owned by the Amanda Rappaport Trust, of which Mr. Rappaport is Trustee and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares; (iii) 54,375 shares of Common Stock owned by the Kailey Rappaport Trust, of which Mr. Rappaport is Trustee and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares; and (iv) 882,036 shares of Common Stock owned by WestPark Capital Financial Services, LLC, of which Mr. Rappaport is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares since he has sole voting and investment control over the shares.

(2)  Based on 13,684,026 shares of Common Stock outstanding as of November 8, 2010.

CUSIP No. 16890G 103

1	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

WestPark Capital Financial Services, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

California
	7	Sole Voting Power

		882,036(1)
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		882,036(1)
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

882,036 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

6.4%(2)
14	Type of Reporting Person (See Instructions)

OO

(1)  Consists of 882,036 shares of Common Stock owned by WestPark Capital Financial Services, LLC, of which Mr. Rappaport is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant.

(2)  Based on 13,684,026 shares of Common Stock outstanding as of November 8, 2010.

Amendment No. 3 to Schedule 13D

This Amendment No. 3, dated January 19, 2011, to Schedule 13D is filed on behalf of Richard Rappaport and WestPark Capital Financial Services, LLC (together the "Reporting Persons"), and amends that certain Schedule 13D as previously filed by Mr. Rappaport with the Securities and Exchange Commission on March 17, 2008 (the “Original 13D”), as amended on January 21, 2010 (“Amendment No. 1” and as amended on August 31, 2010 ("Amendment No. 2"), nd together with the Original 13D, the “Schedule 13D”) relating to the common stock, $.0001 par value per share (the “Common Stock”), of China Intelligent Lighting and Electronics, Inc. (formerly known as SRKP 22, Inc.) (the “Issuer” or “Company”), a Delaware corporation.  This Amendment No. 3 is being filed to report a material change in the percentage of shares of Common Stock beneficially owned by the Reporting Persons.  The amounts of Common Stock owned by the Reporting Persons disclosed in this Amendment No. 3 to Schedule 13D give effect to the 1-for-2 reverse stock split that became effective on May 12, 2010.

Items 3 and 5 of the Schedule 13D are hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

As more fully described in Item 5, which is incorporated herein by reference, WestPark Capital Financial Services, Inc. and Richard Rappaport engaged in the following transactions:

On January 19, 2010, WestPark Capital Financial Services, LLC, of which Richard Rappaport is Chief Executive Officer and Chairman, transferred 240,291 shares of Common Stock of the Company in private transactions in exchange for services rendered, including 44,300 shares of Common Stock being transferred to Mr. Rappaport.

Item 4.   Purpose of Transaction

           The securities of the Issuer were acquired and/or disposed of by the Reporting Persons in connection with investment and business purposes.  See Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own an aggregate of 1,398,229 shares of Common Stock, representing 10.2% of the outstanding shares of Common Stock (based on the number of shares of Common Stock of the Company as of November 8, 2010).  The percentages used herein and in the rest of Item 5 are calculated based upon 13,684,026 shares of Common Stock issued and outstanding as of November 8, 2010.

(b) The Reporting Persons have the sole right to vote and dispose of, or direct the disposition of, the 1,398,229 shares of Common Stock beneficially owned by the Reporting Persons.

(c) The following transactions in the shares of the Issuer’s Common Stock were effected since the filing of Amendment No.2:

On January 19, 2010, WestPark Capital Financial Services, LLC, of which Richard Rappaport is Chief Executive Officer and Chairman, transferred 240,291 shares of Common Stock of the Company in private transactions in exchange for services rendered, including 44,300 shares of Common Stock being transferred to Mr. Rappaport.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,398,229 shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 7.   Material to be Filed as Exhibits.

1.           Joint Filing Agreement attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  January 19, 2011

RICHARD RAPPAPORT

By:	/s/ Richard Rappaport
Richard Rappaport

WESTPARK CAPITAL FINANCIAL SERVICES

By:	/s/ Richard Rappaport
Richard Rappaport,
Chief Executive Officer

EXHIBIT INDEX

1.           Joint Filing Agreement attached hereto as Exhibit A.

EXHIBIT A

Agreement of Joint Filing

The  undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of China Intelligent Lighting and Electronics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  January 19, 2011

RICHARD RAPPAPORT

By:	/s/ Richard Rappaport
Richard Rappaport

WESTPARK CAPITAL FINANCIAL SERVICES

By:	/s/ Richard Rappaport
Richard Rappaport,
Chief Executive Officer